1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www. dechert.com

SHAYNA GILMORE

shayna.gilmore@dechert.com
+1 202 261 3362 Direct
+1 202 261 3091 Fax

September 15, 2020

VIA EDGAR CORRESPONDENCE

Ms. Mindy Rotter
U.S. Securities and Exchange Commission (“SEC”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	HSBC Funds (“Registrant” and the series thereof, the “Funds”) SEC File Numbers 033-07647 and 811-04782

Dear Ms. Rotter,

This letter responds to the comments provided to me and Brenden Carroll during a telephonic discussion on August 14, 2020 in connection with your review of the annual shareholder reports, dated as of October 31, 2019, of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses.

1.

Comment: In the next annual update of the Funds’ registration statements, please revise the order of the Funds’ principal risks to prioritize those risks that are most likely to adversely affect a Fund’s NAV, yield and total return. After prioritizing the most significant risks, the remaining risks may be alphabetized.

Response: The Registrant acknowledges that the SEC recently proposed changes to the prospectus disclosure requirements for mutual funds.[1] Among other things, the SEC is proposing to amend Form N-1A to state that mutual funds should describe their principal risks in order of importance (with the most significant risks appearing first), and that mutual funds should not describe their principal risks in alphabetical order. Irrespective of when and whether the SEC approves these changes, the Registrant will consider revising the order of the Funds’ principal risks during the next annual update of the Funds’ registration statements.

____________________

[1]

See Tailored Shareholder Reports, Treatment of Annual Prospectus Updates for Existing Investors, and Improved Fee and Risk Disclosure for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, SEC Release No. IC-33963 (August 5, 2020).

Ms. Mindy Rotter September 15, 2020 Page 2

2.

Comment: Please confirm that there are no components of “Other” liabilities that should be separately classified on the HSBC Opportunity Fund’s Statement of Assets and Liabilities in a manner consistent with Accounting Standards Codifications 946-20-05, 946-20-25, and 946-20-50.

Response: The Registrant confirms that no components of “Other” liabilities need to be separately classified on the HSBC Opportunity Fund’s Statement of Assets and Liabilities.

3.

Comment: The “Other” expenses of the HSBC Opportunity Fund and HSBC Opportunity Fund (Class I) appear to exceed 5% of each Fund’s Total Expenses. Please confirm that any category of “Other” expenses has been separately identified in accordance with Rule 6-07 of Regulation S-X.

Response: The Registrant confirms that it has separately identified all categories of expenses of the HSBC Opportunity Fund and HSBC Opportunity Fund (Class I) as required in accordance with Rule 6-07 of Regulation S-X.

4.

Comment: Please describe supplementally whether the Registrant intends to deliver shareholder reports in the manner provided in Rule 30e-3 under the Investment Company Act of 1940, as amended. If so, please describe supplementally how the Registrant plans to communicate with shareholders that shareholder reports will be delivered in the manner provided in Rule 30e-3.

Response: The Registrant confirms that the Funds do not intend to deliver shareholder reports in the manner provided in Rule 30e-3 beginning on January 1, 2021. If the Registrant later decides to rely on Rule 30e-3, it will consider the most effective way to communicate these plans with shareholders.

*          *          *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3362 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Shayna Gilmore

Shayna Gilmore

Ms. Mindy Rotter September 15, 2020 Page 3

cc:

Richard A. Fabietti, President, HSBC Funds, and Senior Vice President, Head of Product Management, HSBC Global Asset Management (USA) Inc.

James M. Curtis, Chief Legal Officer, HSBC Funds, and Associate General Counsel, HSBC Technology & Services (USA) Inc.

David J. Harris, Dechert LLP

Brenden P. Carroll, Dechert LLP